Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Waldencast Acquisition Corp. (the “Company”) on Amendment No. 2 to Form S-1 (File No. 333-253370) of our report dated March 5, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Waldencast Acquisition Corp. as of January 12, 2021 and December 31, 2020 and for the periods from December 8, 2020 (inception) through December 31, 2020 and January 1, 2021 through January 12, 2021 which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

March 5, 2021